Exhibit 7.4

Strategic Alliance
Proposal
Prepared For

Project

iMedicor is interested in pursuing a Strategic Alliance relationship with PHYSICIANS ALLIANCE OF AMERICA that would leverage each organization’s features, strengths and position within the healthcare community to benefit physicians, nurses, administrators, staff and patients. This relationship would manifest itself, but not be limited to, the following areas:
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A multi tiered approach to integrating the iMedicor HIPAA Compliant transport network, ClearLobby pharmaceutical and medical device marketing platform and other value added services as mutually agreed into the future.

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A phased in approach for each of the components listed above with the first being the introduction of the core iMedicor, HIPAA compliant communication / transport system into the PHYSICIANS ALLIANCE OF AMERICA network.

•	The integrated service will generate an Administrative Service Fee (ASF) opportunity for PHYSICIANS ALLIANCE OF AMERICA.
•	Co-marketing or some other identifier that indicates PHYSICIANS ALLIANCE OF AMERICA’s favorable. Participation and support / and recommendation to their network members as follows:
o	Inclusion in the PHYSICIANS ALLIANCE OF AMERICA newsletter announcing the iMedicor service
o	Marketing through the PHYSICIANS ALLIANCE OF AMERICA web site
o	Access to the PHYSICIANS ALLIANCE OF AMERICA data base (within established guidelines for usage)
o
Submission of periodic articles highlighting the features / functions and effect on clinical workflow and adherence to federal regulations in a non marketing, educational / informational manner. Such articles to be published within the PHYSICIANS ALLIANCE OF AMERICAL and iMedicor web sites.

o	A public relations campaign approved by both parties announcing the alliance and highlighting the service.
•	Initially provide the three main attributes of the iMedicor network to the PHYSICIANS ALLIANCE OF AMERICA provider base, physicians and other healthcare providers.
•	Those attributes are:
o
A HIPAA compliant transport system for digital / electronic records and images. This includes secure messaging and the ability to attach files, medical records and images and transport those messages in a HIPAA compliant environment.

o	Build and create community, patient-specific peer collaboration and expansion of referral networks,
o	Access to educational resources, certified, skill level and product / device specific educational resources.

•
The basic concept would be to charge a subscription fee to participating PHYSICIANS ALLIANCE OF AMERICA providers. The suggested monthly subscription would be $14.95 per month per NPI (physician). The $14.95 fee is a discounted fee based on the non-profit status of the PHYSICIANS ALLIANCE OF AMERICA over the regular $19.95 per month retail subscription fee. PHYSICIANS ALLIANCE OF AMERICA would receive a Administrative Services Fee as agreed with the local iMedicor agent.

•
PHYSICIANS ALLIANCE OF AMERICA will be responsible for the marketing and initial / ongoing communication to their network highlighting the features of iMedicor, the value proposition, and their support of the project as listed above.

•	iMedicor shall provide access to the iMedicor system, training and customer support as required.
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In addition to the subscription fees, iMedicor would offer a  similar Administrative Service Fee through revenues generated with its ClearLobby Pharma marketing program. Clearlobby is detailed further in this proposal. Clearlobby represents the Pharma / Medical Device marketing division inside iMedicor that will expose physicians and other providers within the PHYSICIANS ALLIANCE OF AMERICA provider network to new products and services in a non-invasive, opt-in manner. ClearLobby will be the Phase II part of the relationship.

iMedicor

iMedicor is the market’s first HIPAA compliant transport system, personal health information exchange, coupled with a social and professional referral network.  Within iMedicor, health information can be exchanged across disparate EMRs for the purposes of referrals and patient communications via both secure messaging, and Continuity of Care Records (CCR) or Documents (CCD).   iMedicor utilizes a closed, secure network that prevents information from being intercepted and / or from being tampered with during the transmission process which standard email services cannot offer. The system creates an audit trail indicating authorized handling of information. Any physician, or other healthcare professional, or patient may register for this service. iMedicor’s information exchange tools are at the heart of the American Reinvestment and Recovery Bill’s stimulus program for the adoption of Healthcare Information Technology and provide the solution for interoperability between different EMR / HIE systems. The overall offering of iMedicor serves to build the user base network and our collective ability to reach that network as a trusted source.

iMedicor also provides for the creation of physician communities, access to other communities of physicians and the expansion of individual and group referral networks; both outbound and inbound. Inside iMedicor physicians will have access via upgrade package to educational resources in a one click environment. Those resources include certified Continuing Medical Education (CME), Skill Level Educational Resources and Product Specific Resources.

The iMedicor portal also contains the Clear Lobby platform to offer our clients (pharmaceutical and medical device companies) the perfect marriage between Health IT and Online marketing. Clear Lobby gives iMedicor clients access to physicians and other healthcare providers outside of office hours when pharmaceutical, device and supply sales representatives have historically had no access. As physicians have to generate more revenue to maintain income and spend less and less time with sales representatives, Clear Lobby becomes the future of healthcare marketing in a non-invasive, non-intrusive and yet robustly informative manner.

PHYSICIANS ALLIANCE OF AMERICA

Physicians' Alliance of America is a nonprofit group purchasing organization founded in 1992 by a small handful of doctors concerned about the rising costs of running a private practice. The Board of Directors is comprised solely of practicing physicians. They face the very same challenges that members do. In addition, the Executive Director has been in healthcare administration (hospital and practice) for 30 years.

By serving its members and giving them increasing value for their membership the organization has grown to where they now serve over 17,000 doctors of all specialties and practice sizes across the country. They have expanded their portfolio of vendor partners from the original 6 to over 70, covering virtually all aspects of practice operations. They are always looking to add additional, quality, vendor partners.

Membership is free. While we encourage our members to utilize all of our vendor partners, we leave it to the members to decide which ones work best for them. There is no contract, only a simple membership form. Members save millions of dollars every year. In addition, this year the organization instituted a rebate program whereby members can get money back from Physicians' Alliance for qualifying vaccine purchases.

Clear Lobby

More Direct Interactions with Physicians

Clear Lobby is iMedicor’s proprietary marketing platform that offers our clients unprecedented access to physicians in the US. Through the iMedicor user-base and an extensive network of syndication partners, Clear Lobby delivers specialty specific product, device and dental supply content in any modality directly to targeted physicians electronically when they are most attentive and receptive, on their terms and in their timetable. In addition physicians may discuss the content with other participating physicians to build an insightful community.

Physicians then have the opportunity to communicate and interact directly with either a centralized contact at the client’s corporate location or with their local or regional sales representatives. Interactions include ordering samples, asking questions about the information and scheduling in-office meetings or phone calls. Different interactions may also be customized for the client. iMedicor receives payment for each interaction or click through’s (such as – click through to content, order samples, set an appointment with a representative, ask higher lever technical or medical questions of the Medical Science Liaison at Pharma headquarters).

Powerful Analytics through ClearLobby

Clear Lobby offers the client (primarily pharmaceutical and medical devise companies) powerful analytics with every program. The territory management system built into Clear Lobby has the ability to break down metrics for interactions based on geographic regions and individual sales representatives. Every interaction generates revenue which will then be shared with PHYSICIANS ALLIANCE OF AMERICA.

Additional Launch Programs Available Through ClearLobby
To increase participation, iMedicor also offers optional “Soft Launch” and educational online seminar programs to our clients. These programs are designed to create initial awareness and build credibility through the incorporation of specialty specific Key Opinion Leaders (KOL’s).

The “Soft Launch” a ClearLobby Exclusive
iMedicor and its partners will recruit KOL’s (Key Opinion Leaders) through our extensive network. KOL’s will then be introduced to the client’s product or device for actual clinical use before the full launch of the Clear Lobby program. Testimonials will then be created and become a component of the content delivered through the Clear Lobby program to lend credibility. KOL’s may also be employed in discussions both within the Clear Lobby discussion area as well as syndication partner’s discussion areas when applicable. Once these programs are in place, they help ensure maximum efficacy of the client’s overall Clear Lobby program

ClearLobby Educational Seminars
iMedicor has been involved in marketing, enrolling, administering and staging educational resources for over seven years throughout the healthcare community. The educational resources have been delivered in one to two hour seminars in multiple formats. The formats include certified, continuing medical education (CME) programs, skill level programs (non-credit) and product specific educational resources. The educational seminars are delivered live, then, will be archived and made available to qualified dentists or their staff for a designated period of time. iMedicor is involved in every step of the process to the point that your content expert will only require a minimal amount of training with our production staff. In essence, the client shows up and teach, iMedicor handles all other components.  Again, all of this activity generates revenue that will be shares with PHYSICIANS ALLIANCE OF AMERICA as the program progresses.

(Note: all of the features and services listed above are components of the basic iMedicor service and are designed to generate revenue that will carry an Administrative Service Fee for the PHYSICIANS ALLIANCE OF AMERICA).

Agreed to this 21st day of June, 2010

/s/Fred Zolla
Fred Zolla
CEO IMedicor

/s/Bob Chalmers
Mr. Bob Chalmers,
Executive Director
Physicians Alliance of America, Inc.